UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 1, 2024

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 118 974 0069

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Delay to Filing of 2023 Annual Report on Form 20-F

Selina Hospitality PLC (the “Company”) today has filed with the Securities and Exchange Commission a Notification of Late Filing on Form 12b-25 (“12b-25 Filing”), a copy of which is located in the “SEC Filings” section of the Company’s investor relations webpage (https://investors.selina.com/financial-information/sec-filings), as it was not able to file its Form 20-F for the period ended December 31, 2023 (“2023 20-F”) by its original due date of April 30, 2024.

As explained in the 12b-25 Filing, the Company was unable to meet the filing deadline due, in part, to the appointment of BDO LLP (“BDO”) as its new independent registered public accounting firm in respect of the Company’s financial statements to be audited under Public Company Accounting Oversight Board standards (“PCAOB”) on October 18, 2023, as previously disclosed by the Company on such date. As a result, the Company’s auditors were not able to commence planning their 2023 audit work until late 2023.

In addition, during the third and fourth quarters of 2023 and early 2024, the management team of the Company was focused on the critical fundraising and liability restructuring transactions that closed in late January 2024, as set out in the Report on Form 6-K issued on January 26, 2024, and paused the audit work during this period. This meant that the Company was not able to complete certain of its year-end processes by the end of 2023, including certain external tax accounting and valuation analyses, which resulted in the Company’s auditors not being able to recommence their 2023 audit work until February 2024.

In light of the foregoing and since the group currently operates in over 20 countries and the 2023 PCAOB audit is the first one conducted by BDO in relation to the Company, and given the complex fundraising and liability restructuring transactions completed by the Company in 2023 and early 2024, the Company and its auditors, to date, have not had sufficient time to complete their required processes and procedures in order for them to finalize the 2023 year-end PCAOB audit, thereby preventing the Company from filing its 2023 20-F by the April 30, 2024 filing deadline. The Company currently anticipates that such work will be completed and that it will file its 2023 20-F by the end of July 2024.

Forward-Looking Information

This Report on Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: the possible delisting of Selina’s ordinary shares from the Nasdaq Capital Market due to non-compliance with required listing standards; potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022, prospectus filed on August 25, 2023 and subsequent filings with the Securities and Exchange Commission. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, which also could cause actual results to differ from those contained in the forward-looking statements. Nothing in this Report on Form 6-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: May 1, 2024	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary

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